CONSENT OF AUTHOR

ROSS GLANVILLE
7513 Pandora Drive
Burnaby, BC

US Securities and Exchange Commission

I, Ross Glanville, P.Eng., certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Form 40F of Great Basin Gold Ltd. contains any misrepresentation of the information contained in Technical Report “Burnstone Gold Project Pre-feasibility Study Area 1 – Executive Summary” dated November 2004.

I do hereby consent to the filing with the regulatory authorities.

Dated this 31st day of March, 2006

/s/ Ross Glanville

Ross Glanville, P.Eng.